EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 7, 2007 (March 21, 2007 as to Note 13), relating to the financial statements of MarkWest Hydrocarbon, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph for the adoption of Statement of Financial Accounting Standards No. 123R “Share-Based Payment”), and of our report on internal control over financial reporting dated March 7, 2007 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness) appearing in the annual report on Form 10-K/A of MarkWest Hydrocarbon, Inc. for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
April 3, 2007